Exhibit 23.1
                              ACCOUNTANTS' CONSENT



The Board of Directors
Cyanotech Corporation:

We consent to incorporation by reference in Registration Statement Nos. 33-63789 and 33-55310 on Form S-8 of Cyanotech Corporation of our report dated May 5, 2000, relating to the consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000, which report is incorporated by reference in the 2000 annual report on Form 10-K of Cyanotech Corporation. We also consent to incorporation by reference of our report dated May 5, 2000 relating to the financial statement schedule of Cyanotech Corporation and subsidiaries in the aforementioned 2000 annual report on Form 10-K, which report is included in said Form 10-K.

/s/ KPMG LLP
Honolulu, Hawaii
June XX, 2000